Filed by NxStage Medical, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: NxStage Medical, Inc. on behalf of Medisystems Corporation
File No. 333-144896
On August 8, 2007, NxStage Medical, Inc. (the “Company”) presented at the Canaccord Adams Annual Global Growth Conference. The full text of the transcript of the presentation is set forth below. A webcast of the presentation will also be posted on the Company’s website.
Transcript
F I N A L   T R A N S C R I P T
Aug. 08. 2007 / 3:00PM, NXTM — NxStage Medical, Inc. at Canaccord Adams 27th Annual Global Growth Conference
C O R P O R A T E   P A R T I C I P A N T S
William Plovanic
Canaccord Adams — Analyst
Jeff Burbank
NxStage Medical — President and CEO
P R E S E N T A T I O N
William Plovanic - Canaccord Adams — Analyst
All right, good afternoon. My name is Bill Plovanic. I’m one of the medical technology analysts here at Canaccord Adams. Next up, we have Jeff Burbank, who is President and CEO of NxStage Medical.
And I would like you to refer to disclosures in the back of your book for any relationship that Canaccord Adams may have with NxStage. Thanks.
Jeff Burbank - NxStage Medical — President and CEO
Thank you, Bill. Thank you, everyone, for taking the time this afternoon to listen to some details about NxStage Medical. If you could take a minute to familiarize yourself with our Safe Harbor, I would appreciate it.
I’m Jeff Burbank, President, CEO and founder of NxStage Medical. I’ve been at the helm for about eight years now and look forward to taking you through the story about NxStage.
Well, as of this week, it is now a movement. It was just one company. Now we have some folks that have validated our market to say we are on a movement to create a simpler, more portable, better treatment option for patients with end-stage renal disease. We’re very excited to be leading this market, and we’ll show you how far we’ve taken it so far.
End-stage renal disease is a very large market, about 350,000 patients in the United States. It grows about 5% a year. That’s a great basis where a niche offering, which is about 10% or 15% of the patient population, can be as big as the entire market was when I entered into the industry.
The System One is really designed to take therapy and make it more flexible in terms of how frequently you can do it, as well as the location and the time you do it. It really gives the patient’s life back to them and puts this therapy in their control.
This year has been a very exciting year for us. We’ve gotten a lot of strategic activities moving, and we’ve been focused exclusively really on operating effectiveness. I’ll come back to that in more detail through my presentation.
And then one of the most recent announcements we’ve had is our definitive agreements to acquire Medisystems, which we expect to close around the October timeframe.
We started the business in the critical care market. It’s one of our segments. We have a direct sales force that calls on that. That was a faster time to market and a great place to mature our product technology. We’ve been in that market for about four years. And two years ago, we received our clearance to market directly for home use of our system. So the vast majority of our excitement and growth is coming from the chronic. However, the critical care market’s very important to us and continues to grow at a very fast rate.

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F I N A L   T R A N S C R I P T
Aug. 08. 2007 / 3:00PM, NXTM — NxStage Medical, Inc. at Canaccord Adams 27th Annual Global Growth Conference
Speaking in a little more detail about the critical care market, it’s approximately $100 million market in the U.S. It is based on about 2,100 machines that are installed in hospitals around the country in ICU/CCUs that use cartridges and fluids to accomplish the treatment.
We focused on key account conversion so we can count most of the biggest and best institutions that do transplantation and critical care in the United States as customers now. Our machine installed base in the four years we’ve been in this business has grown to about 20% of the market, so we still have a long way to go or a lot of opportunity left.
The one key competitor here is Gambro. Gambro has had some regulatory problems so they have been on import hold for about the past 18 months. We expect that to resolve itself in the second half of the year, and we’ll see a little bit more competitive market.
That has had two effects. One is it’s given us the opportunity to be the really only viable technology in the market, but it’s also delayed customers making decisions to switch. So it’s had kind of both sides of the sword there. We do it with six sales reps direct in this market, and we don’t expect to grow that sales force significantly over the future.
So now turning to the chronic, which most people are focusing on, dialysis today, the vast majority of patients, come to a dialysis clinic three times a week for a therapy that lasts about three and a half, four hours. Mortality rate is about 23%. This is not the kind of environment you would like to go to. However, it’s the best the industry has done. And we’ve done a good job of keeping patients alive and providing services for all the patients that need it in the country.
You have to be there when the clinic wants you to be there for your “slot,” so to speak. So you have very little control of your time, your schedule. And we are now learning that it may not be the best care we can give.
Some demographics of the industry — kidney failure or ESRD, end-stage renal disease, is permanent. The only way out of that is through a transplant or death. About 30% to 40% of the incidence is from diabetes, another 30% hypertension. And as I mentioned, 23%, 24% annual mortality rate. The therapy options — only a few can receive transplantation, so it’s really a lifelong regime of dialysis.
This is a unique environment due to coverage, or payment. 85% of the patients are Medicare patients and about 15% private pay. Medicare is not the most lucrative payer, but it does afford the industry a baseline. Most of the profitability comes from private pay. But irregardless of your age, when you have ESRD, if you don’t have a private pay, you become a Medicare patient. So it is the entitlement that Americans have for health care.
There are about 100,000 new patients a year. A startling statistic to most, because we think of this as a disease of the aged, is that almost a third of those patients are under 50 years old. And there is a growing prevalence. It grows about 6% a year.
We think in terms of patients, we could be 10% to 15% of the population. About 35,000 to 40,000, 45,000, right in that range, are our targets right now, but we are trading efficiency of labor and overhead for product value in the home. So we save dialysis centers money on labor and overhead and we get to charge some of that back in product. So we could be potentially at that, about 43% of the product opportunity in this industry.
So what have we done? We developed the NxStage System One. We’ve got all our clearances. It’s highly portable, simple, convenient. It takes about three to four weeks to learn how to use it before a patient transitions to caring for themselves at home.
Clinical versatility — not only are we able to do chronic care in the home, but we can also do hemofiltration, ultrafiltration and all the therapies that most desire in the ICU/CCU. So it has a broad clinical versatility, and at this point, we’re now getting along and we’ve had over a million hours of use. We have close to half a million treatments done. So we’re starting to prove our mettle here.

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F I N A L   T R A N S C R I P T
Aug. 08. 2007 / 3:00PM, NXTM — NxStage Medical, Inc. at Canaccord Adams 27th Annual Global Growth Conference
Data supports daily dialysis. To the extent that we can give more frequent and longer dialysis therapy, we see clinical benefits, and I’ll cover this in a little bit more detail.
This is the representation of our product portfolio. It started with the NxStage System One, or the portable cycler. That’s a fully integrated device that utilizes a single-use cartridge. It’s all pre-connected, sterile, ready to use. So the patient just slips it out of the wrapping, drops it into the machine, connects it to a bag of saline and presses a button, and the system automatically primes and tests all the alarms and makes sure it’s ready.
For the treatment, they require fluids. We call it dialysate. It’s either a pre-mixed sterile dialysate that we started into the market with, and then a year ago, we launched another product that takes ordinary tap water, purifies it, makes it into ultrapure, functionally sterile fluid and mixes it with the concentrate. So we’ve taken the burden of storing and handling all that volume of fluid and brought it down to a concentrate that gets loaded into this system twice a week on average.
And then the last piece of our technology is what we call OneView. It’s a higher-end user interface, typically used in the ICU/CCU. It does automatic charting. It does remote monitoring. It does alarms resolution and tries to facilitate staff turnover and training more effectively.
One of the unique attributes of NxStage is the value that we bring to all the key stakeholders. Surely our customers are the providers, the dialysis centers that provide for the care of all these 350,000 dialysis patients. We’ll talk a bit about the pressures on them and how we help them with that.
Patients — obviously we’ll talk about that a bit. But ultimately payers pay for all this to happen. These are the three stakeholders that we talk about and focus on as we bring them value.
Let’s first start with the patients. There’s really two categories of benefits for a patient. The first is the health benefits. More frequent care and longer care has consistently shown a reduction in drug utilization. Whether it’s the antihypertensive drugs or the phosphate binders or the anemia drugs, in all cases we’ve seen a reduction in that.
They also lead to lower hospitalization. Most hospitalization in this industry is due to fluid complications or fluid overload or cardiac complications. When you’re only treating three times a week, you have two- or three-day intervals to build up the toxins in the fluid in the body. When you’re doing it daily, you get opportunity to remove all of those and keep patients in a more physiologic zone of toxins in fluid. That has shown a lower hospitalization as a benefit.
Nutrition and health — and there were some recent studies published at the end of last year that showed a 30% to 40% reduction in mortality. That’s early, very small data, but very encouraging. So the clinical benefits are one aspect of the story.
The second is the quality of life. You get to do the therapy when you want it, how frequently you want it and where you want it. Our system, I wouldn’t say it’s laptop portable. It’s really a transportable. You can take it on a weekend. We’ll ship the supplies to your destination. So it affords them the flexibility to vacation with the therapy.
This is the first hemodialysis therapy where that’s been available to patients, so it’s pretty startling in the distinction of what they’ve had to deal with in the past in trying to find a dialysis center that could take them for a few treatments, get their prescription changed to that dialysis center, find one that has room and a time where they can do it. It’s very tough to travel in the past on hemodialysis.
So it really allows them to maintain their lifestyle, continue in the workforce. And I point out that that’s pretty important because if they have private pay insurance for the first 33 months, which may get extended to 42 with the current budget, that means that their payer is paying about two and a half to three times what Medicare would pay. So from a provider’s perspective, keeping those patients employed is a great benefit of having a flexible therapy that affords that.

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F I N A L   T R A N S C R I P T
Aug. 08. 2007 / 3:00PM, NXTM — NxStage Medical, Inc. at Canaccord Adams 27th Annual Global Growth Conference
As I mentioned, all the data continues to flow in a very positive manner. The American Society of Nephrology in the fall is typically our industry meeting where we get movement forward in these publications. And last year in all the categories that we use to measure better care, we saw improvement.
Phosphorus removal. It stands to reason the closer that you get to more physiologic care, the better you do on all these. So improved albumin, achieving the clearance targets and benefits of ultrapure dialysate — there’s a lot of publication on that.
We use ultrapure dialysate, and it stands to reason that you don’t want to expose patients to contaminates or endotoxins or things in the water which we believe strongly in. So a reduction in medication, and as I mentioned, for the first time we’ve seen some improved survival statistics.
Now turning to the payer, how do they get rewarded for this care? Well, dialysis and the provision of those services in the dialysis center is only a small portion of the cost that a payer pays. On a total patient basis, we have hospitalization, drugs, physician costs and others.
And in the studies that has been published, there’s about a 30% to 60% to 70% reduction in hospitalization and a significant reduction — about 40% on the average — in drugs. So that’s a $9,000 to $20,000 advantage in more frequent care that the payer can benefit from.
And to that extent, a number of payers, almost entirely the private pay payers, have encouraged the therapy with a higher reimbursement rate. In fact, Kaiser pays one and a half times their base clinic rate for more frequent care.
So they know that they get a payback and in their publication they said they receive a benefit of about $10,000 to $15,000 per patient per year, despite that increased investment in dialysis cost. So we think the economics work. We have a very large study that we’ve started called the “Freedom Trial” that we’re going to use to validate this further and continue to grow the literature in this area.
Some people think we provide our product and sell it directly to patients. That’s not the case. We have a relationship with the dialysis provider. They have a whole bundle of services that includes both the provision of dialysis, the training of the patient, the provision of a social worker, a dietician, the review and monitoring and monthly labs. There’s a whole set of things — medical oversight, records management — that they have to do and get certified to create their ESRD provider number.
So we sell the product directly to the providers like DaVita, RAI, WellBound and all the regional and independent and hospital-based dialysis centers. However, we ship directly to the patient to make it convenient for everyone. So our receivables are with the dialysis center but our deliverables go directly to the patient’s home to make it convenient.
This is exactly the way the business model works for peritoneal dialysis. We thought it was important to not change the way our customers are doing business but try to replicate the successful business model which peritoneal dialysis has been. There’s about 7% to 8% of the patient population on peritoneal dialysis which is the only other home therapy option at this point, and that’s a business that Baxter led. And now Baxter presenting as Gambro, are all in that business.
But, nonetheless, it was a very successful business model but limited by clinical efficacy of peritoneal dialysis. Most patients are successful in that therapy for about a year to two before they can’t achieve their clinical targets. On average, they last about two years.
We tried to take that business model, which was successful, and combine it with a clinical approach that was successful in hemodialysis. So the simplest way to describe what NxStage has done is taken the PD business model with a hemodialysis clinical approach and put them together.

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F I N A L   T R A N S C R I P T
Aug. 08. 2007 / 3:00PM, NXTM — NxStage Medical, Inc. at Canaccord Adams 27th Annual Global Growth Conference
So what are the pressures on providers? And a lot of these terms are kind of code words in the industry so I’ll take you through them. I mean, obviously you understand increased profitability. A provider has to — they have a capitated rate and it literally requires an act of Congress for that to move. It’s voted through Congress. There’s no annual update built in. That’s something the industry has wanted for a long time but hasn’t achieved it.
Labor is about two-thirds of the cost of doing dialysis so labor is going up at 3% to 4% to 5% a year, but reimbursement rate is typically trended out at 1% to 1.5% a year. So that’s compression that they’re facing with.
They need to lower their costs, but unfortunately, you can’t change your staffing ratios because most states have staffing ratio regulations so that’s not an opportunity of efficiency.
They need to enhance their growth — this is a scaled business for them just as it is for us — and improve the outcomes. The way a provider can really distinguish themselves and charge more for their therapy is going to payers and saying, “Listen, I do such a good job in my dialysis that I don’t cause access complications. I don’t put patients in hospitals that cost you a lot more. So I have a better quality of care which saves you money over here which justifies my value prospect.” That’s the story that providers need to perpetuate.
There’s been very little differentiation. Everybody offers PD. Everybody offers in-center. I guess it’s the number of cable channels and whether you have a cordless phone or not. But that’s the level of differentiation there’s been in dialysis centers.
And they need to try to increase patient loyalty. So what we’ve come with is a product that attracts patients that you wouldn’t otherwise have. When you’re only going to the dialysis center once a month versus three times a week, you’re willing to travel farther. So their catchment area expands, and it means they can attract patients that they wouldn’t otherwise have.
You can hedge labor costs because, effectively, you’re shifting the labor out of your center into the patient’s home. You can attract patients. We’ve shown that about 40% to 50% of the patients on NxStage therapy have actually switched their dialysis center and gone to this new dialysis center to access it.
Payer value, the hospitalization reduction, things like that — very unique therapy.
So a provider gets rewarded in a number of ways. They increase their growth rate, they increase their private pay mix and they’re able to charge for additional treatments. All of those add up to a very profitable initiation, and here’s the statistics that we see.
About 40% are new to the clinic. Our patients are younger. They’re about ten years younger than the average patient population, which also correlates to a higher percentage of private pays. So instead of 15%, we’re closer to 30% to 40% private pay.
And we’re a little bit higher percentage of male patients. Don’t have a great explanation for that other than maybe they have a more active lifestyle that they’re trying to shift the therapy or maybe they’re more comfortable with the technology. Not sure what that one tells us at this point.
So you can see, we really have a favorable patient mix, and we have the ability to move patients which hasn’t occurred in the past. So if you take all of this and you roll it up into a pro forma per center, we can greatly enhance our operating income with just a few patients.
Remember, Medicare patients are a breakeven to maybe even a slight loss for a provider. All their profitability comes from private pay mix, private pay contracts — in other words, how much they get paid by those private pay, and that varies greatly between something like a little bit more than Medicare to something line seven or eight times Medicare — and then the extent of the number of treatments. So we’ve made some assumptions here that we think are reasonable. That on the average, they get four and a half or four treatments and 30% private pay, then you can see the movement in operating income.

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F I N A L   T R A N S C R I P T
Aug. 08. 2007 / 3:00PM, NXTM — NxStage Medical, Inc. at Canaccord Adams 27th Annual Global Growth Conference
So all that rolls up to some charts that we’re pleased with. Center growth is the number of centers that are actively offering NxStage therapy. And we’ve been on a systematic march and had a nice bump in Q2, and that is a precursor to patients. It takes about three weeks to four weeks to train a patient on NxStage therapy, so we have to have a number of centers to train to grow our patient base.
And getting to the numbers, this has been the progression of our financials. We’re about 30% of our sales, actually. You can do the math as well as I can. Almost 33% critical care and the rest, chronic. Critical care will continue to be on the nice growth rate but chronic will be growing quite a bit faster than that.
Let me spend a little on Medisystems. This is a very important strategic move for us. A little bit of background on Medisystems. They were a private company in this state. They sell only dialysis disposables. They’ve been a market leader in this for a number of years. They were also the assembler of our NxStage cartridge.
They have manufacturing facilities in Mexico and Italy. And as those of you who are familiar with NxStage, we have started our own facility in Mexico too that is largely focused on equipment and more equipment-like disposables for the PureFlow. So this will add to our complement. The Italian facility does molding and automated assembly. The Mexico facility is more manual assembly.
The non-NxStage revenues of Medisystems were $58 million and we did about $4.5 million of revenue with them in 2006. The deal is all stock, 6.5 million shares, and David Utterberg, who has been an investor in NxStage and the founder of Medisystems, will remain on our Board as a Director.
Why did we do it? Well, a number of reasons. The first is we are passionate about our belief that the industry will move in this direction, and we wanted to make sure that we didn’t pursue that passion to the limitation of our future. In other words, there’s so many innovative medical device companies that come in, and they don’t make the investments to be able to compete and grow with that market as it becomes identified as a market opportunity.
We wanted to have the scale and the capability that’s world class. There aren’t companies that have a bigger scale or a better capability than we will have when we integrate these two pieces. So we really think that gives us the vertical integration, the competency and capability that we need to compete in this business over the long haul.
It also brings an experienced management team to NxStage that would take us years to replicate and grow our business to something that has the maturity and capability that this organization has.
It also is financially attractive to us. It reduced the probability of us having to go back to the equity markets due to the savings that we can have in cash flow that this will bring.
The last piece is they do have $58 million worth of product lines that are in our field, and we think we’ve got some opportunities to work with those as well. So we’re pretty enthusiastic about [the product].
Specifically, their product lines are primarily in two categories. One are blood tubing sets. These are tubing sets that are sold into dialysis centers for their three time a week in-center patients. They are a strong leader in that area due to quality and cost, efficiency and set features.
The second area where they’ve been a true market leader here in the U.S. are — we call them AV fistula needles. They’re the needles that they use to connect to the vascular access. These have to, obviously, be very sharp, very high quality, very clean and not fall apart. And they’ve done a great job of that, in addition bringing innovative technologies in terms of needle stick protection and things like that which has given them the leadership position.

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F I N A L   T R A N S C R I P T
Aug. 08. 2007 / 3:00PM, NXTM — NxStage Medical, Inc. at Canaccord Adams 27th Annual Global Growth Conference
Specific to NxStage, there’s a technology that is emerging which is called buttonholing and Medisystems has been leading this. That’s a technology that allows a patient to cannulate themselves with far less pain and complication. We think that’s interesting. It’s surprising, actually, how much of the market has converted to this. It’s about 7% of the market now. And as I mentioned, they assembled our set and they have some other ancillary needle stick devices to pull drugs out of vials and things for dialysis clinics.
I put this slide up for those that have been watching the story early in the year. We’ve checked off a few of these things. The PureFlow conversion is well over 50% now and although it’s had its challenges, it’s been a pretty aggressive and successful launch.
We’ve deepened our customer relationships. We’ve signed three very strategic relationships early in the year — DaVita, RAI and WellBound — and we’ve continued enrollment in our Freedom Trial. We’re about 25% enrolled in that trial at this point.
Now we still have to increase awareness of home, you know, the hard work of going out and talking to doctors and talking to patients and creating media events and education nights and all those types of things that move a market and create the demand.
And we have to continue work in reimbursement. There’s a lot going on there. There’s no way I can cover it all in a few minutes at the podium here. But there is a general trend towards moving drugs into the bundle. We think that’s generally positive but we want to be at the table to make sure that that is a positive thing for us.
In operations, we did enter into long-term agreements early in the year for some key supplies. We’ve achieved a manufacturing shift to our facility we started in Mexico. We’re in the process of shifting all our products that we were making in this area in Lawrence down to there, and now we’re working on optimization of our distribution network and gross margin profitability towards the end of the year.
So to sum it up, we think it’s a really exciting large opportunity, and the System One is very uniquely positioned in its simplicity and in its portability and in its ease of use, its ease of training and its flexibility to do where a patient wants it, when they want it, how frequently they want it. So it’s really a game of building this business, leading this movement into creating those new market opportunities.
I appreciate your time, and I guess we’ll be moving to a breakout room here shortly.

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Additional Information about the Stock Purchase and Where to Find It
In connection with NxStage’s proposed purchase of certain Medisystems entities from Mr. Utterberg, on July 27, 2007, NxStage filed a registration statement on Form S-4 that contains a proxy statement/prospectus with the SEC. Investors and securityholders of NxStage are urged to read the proxy statement/prospectus (including any amendments or supplements to the proxy statement/prospectus) regarding the proposed transaction because it contains important information about NxStage, Mr. Utterberg and the Medisystems entities to be acquired by NxStage and the proposed transaction. NxStage stockholders can obtain a copy of the proxy statement/prospectus, as well as other filings containing information about NxStage, without charge, at the SEC’s Internet site (www.sec.gov). Copies of the proxy statement/prospectus, and the SEC filings that will be incorporated by reference in the proxy statement/prospectus, can also be obtained, without charge, by directing a request to NxStage Medical, Inc., 439 South Union Street, Fifth Floor, Lawrence, Massachusetts 01843 Attention: Investor Relations; telephone (978) 687-4700.
Participants in the Solicitation
NxStage, and its directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding NxStage’s directors and executive officers is contained in NxStage’s Registration Statement on Form S-4 filed with the SEC on July 27, 2007, Form 10-K for the year ended December 31, 2006 filed with the SEC on March 16, 2007 and its most recent annual meeting proxy statement filed with the SEC on April 30, 2007. These documents are available free of charge as described above. As of June 30, 2007, NxStage’s directors and executive officers beneficially owned approximately 36.2% of NxStage’s outstanding common stock. In addition, Mr. Utterberg is a director of NxStage and currently owns approximately 6.7% of NxStage’s outstanding common stock and, following the transaction, will own approximately 23.4% of NxStage’s outstanding common stock.
Forward-Looking Statements
This document contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “plan” “goal” and similar expressions are generally intended to identify forward-looking statements. Examples of these forward-looking statements include statements as to the anticipated benefits of the Medisystems acquisition, expectations regarding the timing of closing the acquisition, anticipated margin improvements, anticipated patient numbers, anticipated demand for home and/or daily hemodialysis products, the anticipated market acceptance and demand for NxStage products, anticipated increases in the availability of, and market and patient awareness regarding, home hemodialysis, expected PureFlow SL adoption and expectations as to future operating results. All forward-looking statements involve risks, uncertainties and contingencies, many of which are beyond NxStage’s control, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements, including market acceptance and demand for the System One, growth in home and/or daily hemodialysis, successful completion of the acquisition and successful integration of the Medisystems business, and certain other factors that may affect future operating results and which are detailed in NxStage’s filings with the Securities and Exchange Commission, including the Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.
In addition, the statements in this document represent NxStage’s expectations and beliefs as of the date of this document. NxStage anticipates that subsequent events and developments may cause these expectations and beliefs to change. However, while NxStage may elect to update these forward-looking statements at some point in the future, it specifically disclaims any obligation to do so, whether as a result of new information, future events, or otherwise. These forward-looking statements should not be relied upon as representing NxStage’s expectations or beliefs as of any date subsequent to the date of this document.